KH 3/10

[redacted]

SECU SSION

12013726

SEC
Mail Processing
Section

FEB 2 0 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 39247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cathay Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 Canal Street, Suite 403
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russ Hasan, President — 212-285-2261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wong & Co.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, 12th Floor,	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russ Hasan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Tony C. Wong
Notary Public - State of New York
No. 01WO4800224
Qualified in Nassau County
Certificate Filed in New York County
My Commission Expires July 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wong & Co.
Certified Public Accountants

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2011 WITH

REPORT AND SUPPLEMENTARY REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2011 WITH

REPORT AND SUPPLEMENTARY REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L,New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders of
Cathay Securities, Inc.:

We have audited the accompanying statement of financial condition of Cathay Securities, Inc., (the Company) as of December 31, 2011, and the related statements of operations, changes in financial condition and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform and audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cathay Securities, Inc. at December 31, 2011, and the results of its operations and its changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules listed in the accompanying table of contents required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 21, 2012

CATHAY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and Cash Equivalents (Note 2)	$	6,076
Receivable From Broker		115,887
Office Furnishings, Net of Accumulated Depreciation and Amortization of $137,350 (Note 2)		2,521
Deferred Income Taxes (Note 2 and 3)		74,700
Other Assets		19,588
Total Assets	$	218,772

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Accrued Expenses	$	11,134
Stockholders' Equity: (Note 4)		
Capital Stock		76,200
Additional Paid-in-Capital		237,300
Accumulated Deficit		(105,862)
Total Stockholders' Equity		207,638
Total Liabilities and Stockholders' Equity	$	218,772

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Commission Income, Net (Note 2)	$	137,550
Other Income		10,351
Interest Income		5,849
Total Revenues		153,750
EXPENSES:		
Salaries		37,800
Payroll Related Expenses		3,628
Occupancy Costs		80,500
Communication Costs		22,629
Equipment Rental		9,706
Office Expense		19,938
Professional Fees		21,420
Computer & Clearing Charges		15,542
Insurance		2,642
Entertainment Expense		2,060
Miscellaneous		359
Depreciation (Note 2)		5,248
Total Expenses		221,472
Loss Before Income Taxes		(67,722)
Income Tax Benefits (Notes 2 and 3)		(19,700)
Net Loss	$	(48,022)

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(48,022)
Adjustments to Reconcile Net Loss to Net Cash Generated by Operating Activities:		
Depreciation Expense		5,248
Deferred Income Tax		(19,700)
Inecrease in Receivable From Broker		2,315
Decrease in Other Assets		778
Deecrease in Accounts Payable & Accrued Expenses		(2,612)
Net Cash Used by Operating Activities		(61,993)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase of Paid-in Capital		5,000
Net Cash Generated by Investing Activities		5,000
Net Decrease in Cash		(56,993)
Cash, Beginning of Year		63,069
Cash, End of Year	$	6,076

Supplemental Disclosure of Cash Flows Information:		
Cash Paid During The Year For:		
Corporate Income and Franchise Taxes	$	0
Interest Expense	$	0

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

	Capital Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, 12-31-2010	$ 76,200	$ 232,300	$ (57,840)	$ 250,660
Additions	0	5,000	0	5,000
Net Loss	0	0	(48,022)	(48,022)
Balance, 12-31-2011	$ 76,200	$ 237,300	$ (105,862)	$ 207,638

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2011

NET CAPITAL:

Total Stockholders' Equity	$	207,638
Total Stockholders' Equity Qualified for Net Capital		207,638
Deductions and/or Charges		
Non-Allowable Assets:		
Office Furnishings, Net		(2,521)
Security Deposit		(19,017)
Deferred Income Taxes		(74,700)
Other Assets		(571)
		(96,809)
Net Capital Before Haircuts on Securities Positions		110,829
Haircuts on Securities:		
Money Market Fund		(2,252)
Net Capital	$	108,577

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required	$	50,000
Excess Net Capital		58,577
Net Capital less Greater of 10% of Total Aggredate Indebtedness or 120% of Minimum Net Capital Required	$	48,577

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts Payable and Accrued Expense	$	11,134
Total Aggregate Indebtedness		11,134
Percentage of Aggregate Indebtedness to Net Capital		10.25%

See Independent Auditors' Report and Accompanying Notes

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1 - Organization
Cathay Securities, Inc. (the Company) was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis. All customer security accounts are carried by Ridge Clearing and Outsourcing Solutions, Inc.

Note 2 - Accounting Policies
The accounting policies and practices of the Company conform with generally accepted accounting principles. The significant policies are summarized below:

Revenue Recognition
Commissions on all securities transactions are recognized when services are performed.

Fixed Assets
Office furnishings are stated at costs and depreciated over their estimated useful lives on a straight-line basis for both financial and federal income tax reporting purposes. Leasehold Improvements are amortized over the term of the office lease.

Depreciation expense, relating to property and equipment, charged to operations for the year ended December 31, 2011 was $5,248.

Income Taxes
The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ((FASB ASC) 740, "Income Taxes", which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to net operating loss carry forward. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 2 - Accounting Policies (continued)

Income Taxes (continued)
Currently, the 2008, 2009 an d2010 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities. The Company does not have any accruals for uncertain tax positions as of December 31, 2011. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The carrying values of cash, receivable from clearing organization, loans to stockholders, other assets, and accounts payable and accrued expenses approximate fair values due to the short term nature of these financial instruments.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 2 - Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
The Company did not identify any financial and non financial assets and liabilities that are required to be presented on the balance sheets at fair value.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Note 3 – Income Taxes
Deferred income tax asset, at December 31, 2011 in the amount of $74,700 was recognized for operating losses that are available to offset future taxable income.

The Company has about unused operating loss carry-forward totaling $322,000 expiring in various years through 2031. The income tax benefits for the year ended December 31, 2011 consist of the following:

Federal Income Tax Benefit	$8,900
State and City Income Tax Benefits	$10,800

Note 4 - Capital Stock
As of December 31, 2011, the Company had 5,000 shares of no par value common stock authorized and 1,000 shares issued and outstanding.

Note 5 - Commitments
The Company had entered into a five-year office lease agreement expiring on June 30, 2015. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2011:

Year Ending December 31	Amount
2012	82,951
2013	85,291
2014	87,691
2015	44,458

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that aggregate indebtedness shall not exceed fifteen times net capital. In addition, the Company is required to maintain a minimum net capital of $50,000. At December 31, 2011, the Company's net capital was $108,577, which was $58,577 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.10 to 1.

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements, and the amounts reported in the Company's focus report filed in January, 2012.

Note 7 - Financial Instruments With Off-Balance Sheet Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customer or counterparties.

The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets, which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary. The Company also has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 8 – Subsequent Events

The Company's management has performed subsequent events procedures through February 21 2012, which is the date the financial statements were available to be issued and there were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L,New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders of
Cathay Securities, Inc.:

In planning and performing our audit of the financial statements of Cathay Securities, Inc. (the Company), for the year ended December 31, 2011, on which we issued our report dated February 21, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of express our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. According, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T if the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices of procedures are to provide management with reasonable but not absolute assurance that assets for which Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance,

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclosed all deficiencies in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 21, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: CATHAY SECURITIES, INC. [13]

SEC. FILE NO.: 8-39247 [14]

FIRM ID NO.: 21821 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

202 CANAL ST, SUITE 403 [20]
(No. and Street)

NEW YORK [21] (City)   NY [22] (State)   10013 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/11 [24]

AND ENDING (MM/DD/YY): 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]   (Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of January 20 12

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
CATHAY SECURITIES, INC.	N	3	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]

SEC FILE NO. 8-39247 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 6,076 [200]		$ 6,076 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	3,274 [300]	$ [550]	3,274 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	112,613 [424]		
E. Spot commodities	[430]		112,613 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	2,521 [680]	2,521 [920]
11. Other assets	[535]	94,288 [735]	94,288 [930]
12. Total Assets	$ 121,963 [540]	$ 96,809 [740]	$ 218,772 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC.

as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	11,134	1205		1385	11,134	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 11,134	1230	$	1450	$ 11,134	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			76,200	1792
C. Additional paid-in capital			237,300	1793
D. Retained earnings			(105,862)	1794
E. Total			207,638	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 207,638	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 218,772	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	207,638	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				207,638	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	207,638	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 96,809	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	96,809)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	110,829	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)	2,252	3736	(	2,252)	3740
10. Net Capital			$	108,577	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CATHAY SECURITIES, INC. as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	742	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	58,577	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	48,577	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	11,134	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	11,134	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	10.25	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/11 [3932] to 12/31/11 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	23	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		24,374	3939
d. Total securities commissions		24,397	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		2,936	3995
9. Total revenue	$	27,333	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			0	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	[4070]			
14. Regulatory fees and expenses				4195
15. Other expenses			37,919	4100
16. Total expenses		$	37,919	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(10,586)	4210
18. Provision for Federal income taxes (for parent only)			(8,900)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	[4238]			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	[4239]			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(1,686)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	6,908	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CATHAY SECURITIES, INC.

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 204,324	4240
A. Net income (loss)			(1,686)	4250
B. Additions (includes non-conforming capital of	$	4262)	5,000	4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 207,638	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CATHAY SECURITIES, INC.

as of 12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
Penson Financial Service Inc. 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2011 [8004]
or if less than 12 months

Report for the period beginning 01/01/11 [8005] and ending 12/31/11 [8006]
MM DD YY / MM DD YY

SEC FILE NUMBER
8-39247 [8011]

1. NAME OF BROKER DEALER
CATHAY SECURITIES, INC. [8020] N 9

OFFICIAL USE ONLY
Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME :	[8053]	OFFICIAL USE ONLY	[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . 0 [8080]
(b) Omnibus accounts . . . . 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090

If Other please describe:

(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	3	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	1	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation
(enter applicable code 1=Yes 2=No) 1 [8111]

18. Number of branch offices operated by respondent .... 1 [8112]

19. (a) Respondent directly or indirectly controls, is controlled by, or is under
common control with , a U.S. bank (enter applicable code 1=Yes 2=No) .... 2 [8130]

(b) Name of parent or affiliate ______________________ [8131]

(c) Type of institution ______________________ [8132]

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank
(enter applicable code 1=Yes 2=No) 2 [8113]

21. (a) Respondent is a subsidary of a registered broker-dealer
(enter applicable code 1=Yes 2=No) 2 [8114]

(b) Name of parent ______________________ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code 1=Yes 2=No) 2 [8115]

23. Respondent sends quarterly statements to customers pursuant to
10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code 1=Yes 2=No)* 2 [8117]

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed
Securities Done by Respondent During the Reporting Period................ $ 0 [8118]

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ 0 [8151]